Exhibit 12.1
Hanesbrands Inc.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

	Nine Months				Six Months
	Ended		Years Ended		Ended	Years Ended
	October 2, 2010	January 2, 2010	January 3, 2009	December 29, 2007	December 30, 2006	July 1, 2006	July 2, 2005
Earnings, as defined:
Income from continuing operations before income tax expense, noncontrolling interest and income/loss from equity investees	$207,903	$52,456	$163,195	$185,321	$112,830	$417,543	$343,099
Fixed charges	128,366	191,442	179,003	223,395	90,168	44,366	52,596
Amortization of capitalized interest	2,867	3,722	3,632	3,676	2,024	4,227	5,000
Distributed income of equity investees	—	—	—	—	—	—	3,030
Interest capitalized	(1,639)	(6,559)	(4,047)	(2,184)	(1,904)	(4,656)	(1,694)
Noncontrolling interest in pre-tax income	(1,019)	(1,173)	(158)	(1,195)	(910)	(1,224)	(55)

Total earnings, as defined	$336,478	$239,888	$341,625	$409,013	$202,208	$460,256	$401,976

Fixed charges, as defined:
Interest expense	$102,495	$159,222	$155,280	$201,131	$78,692	$26,075	$35,244
Amortized premiums, discounts and capitalized expenses related to indebtedness	9,724	10,967	6,032	6,475	2,279	—	—
Interest factor in rental expenses	16,147	21,253	17,691	15,789	9,197	18,291	17,352

Total fixed charges, as defined	$128,366	$191,442	$179,003	$223,395	$90,168	$44,366	$52,596

Ratio of earnings to fixed charges	2.62	1.25	1.91	1.83	2.24	10.37	7.64

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with the financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in the registration statement along with which this exhibit has been filed. The interest expense included in the fixed charges calculation above excludes interest expense relating to the Company’s uncertain tax positions. The percentable of rent included in the calculation is a reasonable approximation of the interest factor.